UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Month of December 2023

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 December 2023 entitled ‘Total voting rights and issued capital’
99.2Stock Exchange announcement dated 1 December 2023 entitled ‘Rio Tinto and Giampaolo Group complete Matalco aluminium recycling transaction’
99.3Media release dated 3 December 2023 entitled ‘Rio Tinto approves new solar farm and battery storage to power its Amrun bauxite operations on Cape York’
99.4Media release dated 5 December 2023 entitled ‘Rio Tinto progresses Rhodes Ridge to next study phase’
99.5Media release dated 5 December 2023 entitled ‘Rio Tinto Kennecott to fully transition to renewable diesel’
99.6Stock Exchange announcement dated 6 December 2023 entitled ‘Release of Mineral Resource and Ore Reserve Estimates for Simandou’
99.7Stock Exchange announcement dated 6 December 2023 entitled ‘Simandou iron ore project update’
99.8Stock Exchange announcement dated 6 December 2023 entitled ‘Investor Seminar presentation’
99.9Stock Exchange announcement dated 6 December 2023 entitled ‘Rio Tinto invests with discipline to strengthen the performance of assets and grow’
99.10Stock Exchange announcement dated 6 December 2023 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.11Stock Exchange announcement dated 7 December 2023 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.12Stock Exchange announcement dated 12 December 2023 entitled ‘Appendix 3X – Late lodgement’
99.13Stock Exchange announcement dated 13 December 2023 entitled ‘Appendix 3Z – Final Director’s Interest Notice’
99.14Stock Exchange announcement dated 22 December 2023 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	2 January 2024	Date	2 January 2024